NO ACT

PE
1-13-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038735

Received SEC
MAR 13 2009
Washington, DC 20549

March 13, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Intel Corporation
Incoming letter dated January 13, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 13, 2009 concerning the shareholder proposal submitted to Intel by William Steiner. We also have received a letter on the proponent's behalf dated March 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 13, 2009

The proposal relates to cumulative voting.

We are unable to concur in your view that Intel may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Intel may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Intel Corporation (INTC) – Gibson, Dunn & Crutcher No Action Request
Rule 14a-8 Proposal by William Steiner

Ladies and Gentlemen:

This responds to the January 13, 2009 no action request by Gibson, Dunn & Crutcher.

Gibson, Dunn & Crutcher sent a February 4, 2009 letter to the Staff on behalf of General Electric Company (GE) describing direct GE negotiations with three proponents recently purported to be straw-person proponents according to Gibson, Dunn & Crutcher, which established the Gibson, Dunn & Crutcher straw-person argument used at Intel Corporation and elsewhere as corrupt.

The Gibson, Dunn & Crutcher February 4, 2009 letter in effect undercut its straw-person argument recently submitted on GE's behalf by describing GE's direct negotiation with the three so-called straw-persons as qualified proponents for a final agreement involving their respective rule 14a-8 proposals. At the same time Gibson, Dunn & Crutcher asked the Staff to determine that the three proponents were allegedly unqualified straw-persons and unable to negotiate on their own behalf.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the three proponents were unqualified straw-people while at the same time their client was actively recognizing the three proponents as qualified to negotiate directly with GE regarding their respective rule 14a-8 proposals and had in fact reached a final agreement regarding their shareholder proposals.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-person proponents including the Intel Corporation no action request.

Additionally the following precedents appear relevant to this no action request:

<u>Wyeth</u> (January 30, 2009)
<u>Citigroup Inc</u>. (February 5, 2009)
<u>Alcoa Inc.</u> (February 19, 2009)
<u>The Boeing Company</u> (February 18, 2009)
<u>Bristol-Myers Squibb Company</u> (February 19, 2009)
<u>Pfizer Inc.</u> (February 19, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Cary I. Klafter <cary.klafter@intel.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 13, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation; Stockholder Proposal of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Stockholders' Meeting (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of the nominal proponent William Steiner (the "Nominal Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Cumulative Voting. Shareholders recommend that our board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split cotes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) because William Steiner (the "Nominal Proponent") is a nominal proponent for John Chevedden, whom the Company believes is not a stockholder of the Company.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A. The Company has not received any correspondence relating to the Proposal directly from the Nominal Proponent.

In addition to the foregoing grounds for exclusion of the Proposal, we believe that separate and distinct bases exist for the exclusion of the Proposal, and accordingly concurrently herewith we have submitted a separate no-action request setting forth the additional bases upon which the Proposal is excludable.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and Not the Nominal Proponent, Submitted the Proposal

The Proposal may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is and operates as the proponent of the Proposal and the Nominal Proponent serves as his alter ego. Thus, the Proposal may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposal into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of these rules indicates that the Commission was well aware of the potential for abuse of the stockholder proposal process, and the Commission has indicated on several occasions that it would not tolerate such conduct. Consistent with the history of Rule 14a-8(b), the Staff on many occasions has concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden and his tactics are well known in the stockholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents Mr. Chevedden submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposal and Mr. Chevedden's methods, and to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposal submitted by Mr. Chevedden on behalf of the Nominal Proponent pursuant to Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). The Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

> that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

The type of abuse that the Commission sought to deter undermines the stockholder proposal process. Among the other policy reasons cited by the Commission for adopting the one proposal rule was recognition that the Rule 14a-8 process imposes costs on companies and thus on all of their stockholders. The Commission stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). While the Company does not seek to exclude the Proposal under Rule 14a-8(c), we believe that these concerns about abuse of the stockholder proposal rule are present here as well and that Mr. Chevedden's actions place demands on the Commission's limited resources, diverting those scarce resources from other matters and from more efficiently administering the stockholder proposal process.

In previous years, the Proponent has submitted proposals to the Company that were purportedly submitted in the name of Chris Rossi (for the 2003 Annual Stockholders' Meeting), Nick Rossi (for the 2004 Annual Stockholders' Meeting), Edward Olson (for the 2005 Annual Stockholders' Meeting), and Mark Filiberto, for the Great Neck Capital Appreciation LTD Partnership (for the 2008 Annual Stockholders' Meeting) (the "Additional Nominal Proponents" and, collectively with the Nominal Proponent, the "Nominal Proponents") (collectively, the "Prior Proposals"). *See* Exhibit B. As with the Proposal, the Company did not receive any correspondence relating to the Proposal or the Prior Proposals directly from the Nominal Proponents.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of submitting stockholder proposals to the Company, ostensibly as the representative for the Nominal Proponents. However, as discussed below, Mr. Chevedden is the architect and author of the Proposal and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposal indicate that he, and not the Nominal Proponent, is the proponent of the Proposal.

B. Staff and Other Legal Precedent Support that the Proposal is the Proponent's, Not the Nominal Proponent's

The Staff previously has concurred that stockholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the stockholder proposal process and that the nominal proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same stockholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts examined where the Staff responded to requests to exclude stockholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real*

Estate (Winthrop) (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail. Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

There are a variety of facts and circumstances under which the alter ego and control standards have been applied in order to give effect to the one proposal and share ownership requirements of Rule 14a-8.[2] The Staff in numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[3] The Staff also repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[4] Based on the

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[2] We acknowledge that there is also precedent, including precedent where Mr. Chevedden was involved, where the Staff has not concurred that the facts presented in a no-action request were sufficient to support exclusion of a proposal. However, each of these instances involve a facts and circumstance analysis, and thus we believe it is more relevant to address and compare the present situation with precedent where the Staff has concurred that the facts supported a conclusion that a proponent was operating through alter egos.

[3] *See Banc One Corp.* (avail. Feb. 2, 1993) (concurring with the omission of proposals submitted by a proponent and two nominal proponents where the proponent stated in a letter to the company that he had recruited and "arranged for other qualified stockholders to serve as proponents of three stockholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

[4] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the company and the Staff regarding

[Footnote continued on next page]

shared background of the stock ownership and the one proposal limitation and the precedent, discussed above, the examples of relevant facts and circumstances set forth in these letters also are relevant for determining when a proponent is operating through an alter ego for purposes of Rule 14a-8(b).

In addition, as detailed below, there are many precedents demonstrating that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter egos of a single proponent. For example:

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified

[Footnote continued from previous page]
the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter egos of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposal(s) or that the proponents are, as in *First Union Real Estate*, a group headed by Mr. Chevedden. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as Mr. Chevedden's agents by agreeing to let their shares serve as the basis for Mr. Chevedden to submit the Proposal and the Prior Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponent's submission of the Proposal that the Staff should concur that Mr. Chevedden, and not the Nominal Proponent, is the proponent of the Proposal.

C. *The Facts and Circumstances Indicate that Mr. Chevedden, Not the Nominal Proponent, Is the Proponent of the Proposal*

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, Mr. Chevedden does not attempt to hide the fact that he controls all aspects of those submissions. He has purported to submit proposals on behalf of the Nominal Proponents, but all aspects of his handling of the proposals demonstrate that he is controlling the Nominal Proponents' proposals and that they have ceded control of the process to him. These facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposal and the Prior Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the proponent arise from his role in the submission of the Proposal and the Prior Proposals. Each of the Proposal and the Prior Proposals was in fact "submitted" by Mr. Chevedden: the Proposal was submitted from the Proponent's e-mail address, as set forth in the text of the cover letter, which was also the manner of communication used by Mr. Chevedden when corresponding regarding the Prior Proposals. The Company's proxy statement states that stockholder proposals are to be sent to the Corporate Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposal or the Prior Proposals other than through Mr. Chevedden.[5]

- Mr. Chevedden, exclusively, responds to requests from the Company for proof of stock ownership by the Nominal Proponents. Notably, he responded to the Company's request for ownership information from Mr. Steiner with a letter signed

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[5] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

by Mr. Filiberto, one of the Additional Nominal Proponents, as broker. The Company's correspondence with Mr. Chevedden indicates that Mr. Steiner was not involved at all in the submission of his proof of ownership and, further, that Mr. Chevedden is coordinating all correspondence with the Company with respect to the Proposal.

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposal or the Prior Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[6] All but one of the cover letters to the Company begins with identical language stating, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. In addition, the cover letter accompanying the Prior Proposal submitted for the 2004 Annual Stockholders' Meeting begins with substantially similar language. Each letter also includes substantially similar language stating that, "This is the proxy for [Mr.] John Chevedden and/or his designee to act on my behalf" in the stockholder proposal process. The cover letters add, "[p]lease direct all future communications to John Chevedden," or to "Mr. Chevedden," and they provide Mr. Chevedden's phone number and/or e-mail address. *See* Exhibit A and Exhibit B.

- The Proposal and the Prior Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded) and conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, the Proposal and each of the Prior Proposals submitted for the 2005 and subsequent Stockholders' Meetings includes a substantially similar "Notes" section, which furnishes instructions for publication of the proposal and quotes SLB 14B. The Proposal and the Prior Proposal submitted for the 2008 Stockholders' Meeting also cite the *Sun Microsystems, Inc.*, no-action letter dated July 21, 2005.

- The supporting statements of the Proposal and the Prior Proposals use similar language and citations. For example, the Proposal and each of the Prior Proposals

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6 The only other difference is that, in two Prior Proposals, the contact information for Mr. Chevedden does not include an e-mail address and, in the Proposal, consists only of his facsimile number and e-mail address and not also his street address.

(other than for the 2003 and 2004 Annual Stockholders' Meetings) discuss governance issues at the Company with reference to The Corporate Library and a bulleted list.

- Following his submission of the Proposal and the Prior Proposals, Mr. Chevedden has handled all aspects of navigating the Proposal and the Prior Proposals through the stockholder proposal process. Each of the cover letters indicated that Mr. Chevedden controls all aspects of the process, and each of the Nominal Proponents expressly appoints Mr. Chevedden as the Nominal Proponents' "designee to act on my behalf" with regards to the proposal and directs that "all future communication" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden typically handles all aspects of responding to requests for proof of the Nominal Proponents' stock ownership, submitting the requested documentation to the Company, and then following up with the Company to inquire whether the documentation was sufficient.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered the Proposal and the Prior Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposal and the Prior Proposals, the content of the documents accompanying the Proposal and the Prior Proposals are identical, and (as discussed below) the subject matter of the Proposal is similar to a subject that the Proponent is advocating at other companies through the same and other nominal proponents. As with the *Peregrine Pharmaceuticals* precedent and the *General Electric* precedent (cited in note 4 above), Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposal and the Prior Proposals. In short, the facts here demonstrate that the Nominal Proponents serve only as a basis for asserting ownership of the Company's stock, and in fact that they are alter egos fro Mr. Chevedden.

Given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, it is not surprising that the facts here vary to some degree with the precedent cited above. However, many of the facts that are present here go beyond those cited in existing precedent to more clearly demonstrate the extent to which Mr. Chevedden has controlled the Proposal and the Prior Proposals and thus demonstrate that he is the true proponent of the Proposal and Prior Proposals. For example, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the proposals he submits on behalf of nominal proponents.[7] In addition:

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[7] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs,* DOW JONES NEWS SERVICE, January 13, 2003 ("...[the nominal proponent's] ally John Chevedden – who

[Footnote continued on next page]

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by the Nominal Proponents to the Company. Between 2003 and 2008, Mr. Chevedden wrote or e-mailed the Staff and/or the Company at least seven times concerning proposals submitted to the Company. He typically studiously phrases his correspondence in the passive voice, so that he does not have to speak on behalf of the Nominal Proponents. On at least one occasion, he failed to copy the Nominal Proponent, further evidence that he, not the Nominal Proponent, controls the proposal process. *See Intel Corporation* (avail. Feb. 1, 2005) (as proxy for Edward Olson).

- Additionally, identical or substantially similar versions of the Proposal have been submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals. Between 2005 and 2008, at least 41 other cumulative voting proposals that were identical or substantially similar in language and format to the Proposal were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a stockholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[8] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals).

- Similarly, in 2007, Mr. Chevedden took credit for two stockholder proposals related to executive compensation at The Boeing Company ("Boeing"). A published report described Mr. Chevedden as having "introduced the two pay measures" and

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[Footnote continued from previous page]
drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

8 Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

"[vowing] to press the measures again next year."[9] In fact, according to Boeing's own no-action request letter filed on December 19, 2008, the two executive compensation proposals were submitted by Mr. Chevedden's nominal proponents, Ray Chevedden and David Watt, for both the 2007 and 2008 annual meetings.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

While Mr. Chevedden's complete control of the process has the effect of avoiding any possibility of the Nominal Proponents expressly acknowledging that they serve as Mr. Chevedden's alter egos (as occurs in some of the precedent cited above), it more powerfully demonstrates that they have ceded absolute control over the Proposals to him. Nevertheless, the facts and circumstances described above clearly indicate that the Nominal Proponent is an alter ego for Mr. Chevedden, and that Mr. Chevedden is the controlling force behind the Proposal and the Nominal Proponent.

D. For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposal and Concur with Its Exclusion Pursuant to Rule 14a-8(b)

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposal and the Prior Proposals, the language and formatting similarities among the Proposal and the Prior Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence Mr. Chevedden is in control of the stockholder proposal process and the Nominal Proponent is "the alter ego of" Mr. Chevedden.

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[9] Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[10] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposal and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that the Proposal is excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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10 Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to seek assistance with the stockholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other stockholders, as each of these situations is clearly distinguishable from the facts present here.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosures

cc: Irving S. Gomez, Intel Corporation
John Chevedden
William Steiner

100578643_4.DOC

EXHIBIT A

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 05, 2008 07:08 PM Pacific Standard Time
To: Klafter, Cary
Cc: Stewart, Doug A
Subject: Rule 14a-8 Proposal (INTC) CUV

Please see the attachment.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Craig R. Barrett
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

Rule 14a-8 Proposal

Dear Mr. Barrett,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner — 10/28/08
William Steiner — Date

cc: Cary I. Klafter <cary.klafter@intel.com>
Corporate Secretary
Rachel Kosmal
PH: 408 765-8080
FX: 408 653-5661
FX: 408 765-1859

[INTC: Rule 14a-8 Proposal, November 5, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay.
- Two directors were designated "Problem Directors" by The Corporate Library:
  - Carol Bartz due to her involvement with the New York Stock Exchange board during "Dick" Grasso's tenure.
  - Reed Hundt due to his involvement with Allegiance Telecom and its bankruptcy.
- Our Lead Director, David Yoffie, had 19-years Intel director tenure – Independence concern.
- Our directors also served on 8 other boards rated "D" or "F" by the Corporate Library:

John Thornton	Ford (F)
John Thornton	News Corporation (NWS) F-rated
James Plummer	International Rectifier (IRF)
James Plummer	Leadis Technology (LDIS)
Charlene Barshefsky	Estee Lauder (EL)
Carol Bartz	Autodesk (ADSK)
Susan Decker	Costco (COST)
Jane Shaw	McKesson (MCK)

- On the other hand 5 directors served on no other significant corporate boards – Experience concern.
- Nine of the 12 seats on our three key board committees were held by directors who served on D-rated boards, were involved with accelerated vesting, had too much tenure or were "Problem Directors."
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

Vote on executive pay.
An Independent Chairman

- Our management should show that it has the leadership initiative to adopt Board accountability items such as the above instead of leaving it to shareholders to take the initiative in proposing improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

RMueller@gibsondunn.com

November 11, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Cumulative Voting Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of Intel Corporation (the "Company"), which received on November 5, 2008 a stockholder proposal from William Steiner (the "Proponent") entitled "Cumulative Voting" for consideration at the Company's 2009 Annual Stockholders' Meeting (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may send your response to me via facsimile at (202) 530-9569.

If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

ROM/smr

cc: Mr. William Steiner
Mr. Irving Gomez

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 17, 2008 8:55 AM
To: Klafter, Cary
Subject: Rule 14a-8 Broker Letter (INTC) CUV

Mr. Klafter,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 17 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number_________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 10,400 shares of Intel Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/27/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-17-08 # of pages ▸
To Cary Klafter	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 408-653-5661	Fax #

EXHIBIT B

Nick Ross.

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew Grove
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara, CA 95052
Phone: (408) 765-8080
Fax: (408) 765-9904

Dear Mr. Grove,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

PH: *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi   Oct 7-03

cc: F. Thomas Dunlap, Jr.
Corporate Secretary
FX: 408/765-1859

3 – Shareholder Voting Input on Golden Parachutes

RESOLVED: Shareholders recommend that our Board of Directors seek shareholder approval for future golden parachute severance pay for senior executives which provide benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with severance provisions.

This includes that golden parachutes not be given for a change in control or merger approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Voting Input on Golden Parachutes

Edward P. Olson *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Cary I. Klafter, Corporate Secretary
Intel Corporation
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

NOV 01 2004
T. DUNLAP

Dear Cary Klafter,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

PH: *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Adopt Simple Majority Vote

RESOLVED: That our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible.

Edward P. Olson, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate the Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring a 80% vote of shares to make certain governance changes, if 79% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 79% majority. Such 80% supermajority vote requirements can lock in provisions that are harmful to shareholders and limit shareholders' role in our company.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- Intel Director Reed Hundt is designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: His involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy protection in May, 2003.
- TCL gave our company an "F" in overall board effectiveness:

  "Overall the company's Board Effectiveness Rating suggests that the weaknesses of the board contribute a HIGH degree of investment, credit or underwriter risk to this stock."
- Two directors had 30 to 35 years tenure each – independence concern.
- Our key Audit Committee of only 3-members had one member with 35 years director tenure – independence concern.
- Three directors were each allowed to own only zero (0) to 1600 shares – commitment concern.
- Five directors were allowed to hold from 4 to 6 director seats each – over-extension concern.
- There were two insiders and two directors with non-director links on our board – independence concern.
- 2003 CEO pay of $16 million including stock option grants.

  Source: Executive PayWatch Database,

  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

  Plus $78 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

One Step Forward

The above slate of sub-par practices reinforce the reason to adopt the initial RESOLVED statement to help in improving our overall corporate governance.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

intel.

November 10, 2004

VIA FEDERAL EXPRESS

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder proposal

Dear Mr. Chevedden:

On November 1, 2004, we received a letter from Mr. Edward P. Olson, which included a stockholder proposal. Mr. Olson's letter requested that we direct all further correspondence regarding the proposal to you.

As you are aware, pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, Mr. Olson must provide proof to us that he continuously owned at least $2,000 in market value, or 1%, of Intel's common stock that would be entitled to be voted on his proposal for at least one year by the date Mr. Olson submitted the proposal. Mr. Olson's letter contains his written statement that he intends to continue ownership of the shares through the date of our 2005 annual meeting, so we will need only the following additional proof of ownership:

- A written statement from the "record" holder of Mr. Olson's shares verifying that, at the time Mr. Olson submitted his proposal, he continuously held the shares for at least one year.

- If the Mr. Olson has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Rachel E. Kosmal
Senior Attorney

November 25, 2004
Ms. Rachel Kosmal
Intel Corporation
FX: 408-653-5661
FX: 408-765-1859

Dear Ms. Kosmal,

Ms. Eve King * FISMA & OMB Memorandum M-07-16 can confirm Edward P. Olson's ownership of $2000 of company stock for the one continuous year according to the Rule 14a-8 requirement. Please telephone me on November 29, 2004 if there is any question.

Sincerely,

John Chevedden
PH: *** FISMA & OMB Memorandum M-07-16 ***

cc: Edward P. Olson

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

November 5, 2007

Mr. Craig R. Barrett
Chairman
Intel Corporation (INTC)
2200 Mission College Blvd.
Santa Clara CA 95052
PH: 408 765-8080
FX: 408 765-9904

Rule 14a-8 Proposal

Dear Mr. Barrett,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Cary I. Klafter
Corporate Secretary
Rachel Kosmal
FX: 408 653-5661
FX: 408 765-1859

[INTC: Rule 14a-8 Proposal, November 8, 2007]

3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said Intel's share price underperformed the S&P 500 by 28% in 2006 and lost $31 billion in value for shareholders.
- We had no Independent Chairman – Independence concern.
- Our Lead Director, Mr. Yoffie, had 18-years Intel director tenure – Independence concern.
- Mr. Hundt was designated a "problem director" The Corporate Library due to his involvement with the board of Allegiance Telecom, which filed for Chapter 11 bankruptcy.
- Ms. Barshefsky received 29% withhold votes –about 10-times as many withhold votes as each of our other directors.
- No shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Six of our directors also served on 8 boards rated D or F by the Corporate Library:

1) Ms. Barshefsky	American Express (AXP)
	Estee Lauder (EL)
2) Mr. Thornton	Ford (F)
	News Corp. (NWS)
3) Ms. Decker	Costco (COST)

4) Mr. Shaw	McKesson (MCK)
5) Mr. Guzy	Cirrus Logic (CRUS)
6) Mr. Plummer	International Rectifier (IRF)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
Mark Filiberto, General Partner, The Great Neck Capital Appreciation LTD Partnership, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.